Issuer Free Writing Prospectus dated April 1, 2014

Filed pursuant to Rule 433

Registration Statement No. 333-194926

Pricing Term Sheet

Offering of

10,000,000

6.25% Tangible Equity Units

McDermott International, Inc.

The information in this pricing term sheet supplements, updates and supersedes (to the extent inconsistent with) the information in the Preliminary Prospectus Supplement dated March 31, 2014 related to the offering of the Units, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”) and the accompanying base prospectus dated March 31, 2014, each filed with the Securities and Exchange Commission (“SEC”). Terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama.

Ticker / Exchange for the Issuer’s common stock:	MDR / The New York Stock Exchange (“NYSE”)

Title of Securities:	6.25% Tangible Equity Units (“Units”)

Stated Amount:	Each Unit has a stated amount of $25.00

Number of Units Offered:	10,000,000 (plus up to 1,500,000 additional Units at the option of the underwriter)

Composition of Units:	Each Unit is comprised of a prepaid stock purchase contract (each, a “Purchase Contract”) and a senior amortizing note due April 1, 2017 issued by the Issuer (each, an “Amortizing Note”), which has an initial principal amount of $4.1266 per Amortizing Note, bears interest at a rate of 7.75% per annum and has a scheduled final installment payment date of April 1, 2017.

Initial Principal Amount of Amortizing Notes:	Initially, $4.1266 per Amortizing Note and, in the aggregate, approximately, $41.27 million (or $47.46 million if the underwriter exercises its option to purchase additional Units in full).

Closing Price of the Issuer’s common stock on the NYSE on April 1, 2014:	$7.03 per share

Reference Price:	$7.03 per share of the Issuer’s common stock, subject to adjustment. The initial Reference Price is equal to the Closing Price of the Issuer’s common stock on the NYSE on April 1, 2014.

Threshold Appreciation Price:	$8.61 per share of the Issuer’s common stock, subject to adjustment. The initial Threshold Appreciation Price represents an appreciation of approximately 22.5% above the initial Reference Price.

Minimum Settlement Rate:	2.9030 shares of the Issuer’s common stock, subject to adjustment, which is approximately equal to the $25.00 Stated Amount divided by the initial Threshold Appreciation Price.

Maximum Settlement Rate:	3.5562 shares of the Issuer’s common stock, subject to adjustment, which is approximately equal to the $25.00 Stated Amount divided by the initial Reference Price

Installment Payment Dates:	Each January 1, April 1, July 1 and October 1, commencing on July 1, 2014 and with a final installment payment date of April 1, 2017

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly installments of $0.3906 (or, in the case of the installment payment due on July 1, 2014, $0.3646) per Amortizing Note, which in the aggregate will be equivalent to a 6.25% cash payment per year with respect to each $25.00 Stated Amount of the Units. Each installment will constitute a payment of interest (at a rate of 7.75% per annum), and a partial repayment of principal, on the Amortizing Note, allocated as set forth on the following amortization Schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
July 1, 2014	$0.2900	$0.0746
October 1, 2014	$0.3163	$0.0743
January 1, 2015	$0.3224	$0.0682
April 1, 2015	$0.3286	$0.0620
July 1, 2015	$0.3350	$0.0556
October 1, 2015	$0.3415	$0.0491
January 1, 2016	$0.3481	$0.0425
April 1, 2016	$0.3549	$0.0357
July 1, 2016	$0.3617	$0.0289
October 1, 2016	$0.3687	$0.0219
January 1, 2017	$0.3759	$0.0147
April 1, 2017	$0.3832	$0.0074

Public Offering Price:	$25.00 per Unit; $250 million total (or $287.5 million if the underwriter exercises its option to purchase additional Units in full)

Underwriting Discount:	$0.75 per Unit; $7.50 million total (or $8.625 million total if the underwriter exercises its option to purchase additional Units in full)

Total proceeds to Issuer, after deducting underwriting discounts and estimated expenses:	$241.50 million (or $277.875 million if the underwriter exercises its option to purchase additional Units in full)

Sole Book-Running Manager:	Goldman, Sachs & Co.

No Listing:	The Issuer does not intend to apply for a listing of the Units, the separate Purchase Contracts or the separate amortizing Notes on any securities exchange or automated inter-dealer quotation system. Prior to this offering, there has been no public market for the Units.

Pricing Date:	April 1, 2014

Trade Date:	April 2, 2014

Settlement Date:	April 7, 2014

CUSIP for the Units:	580037 141

ISIN for the Units:	US5800371412

CUSIP for the Purchase Contracts:	580037 158

ISIN for the Purchase Contracts:	US5800371586

CUSIP for the Amortizing Notes:	580037 AA7

ISIN for the Amortizing Notes:	US580037AA71

Fair Market Value of Units:	The Issuer has determined that the fair market value of each Amortizing Note is $4.1266 and the fair market value of each Purchase Contract is $20.8734.

Distribution:	SEC Registered

Early Mandatory Settlement at the Issuer’s election:	The Issuer may elect to settle all outstanding Purchase Contracts early at the early mandatory settlement rate, which will be the Maximum Settlement Rate in effect immediately prior to the close of business on the third business day immediately preceding the date on which the Issuer provides the early mandatory settlement notice.

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change early settlement rate, subject to adjustment, per Purchase Contract for each stock price, subject to adjustment, and effective date set forth below:

Effective Date	Stock Price
	$2.00	$4.00	$6.00	$7.03	$7.50	$8.00	$8.61	$9.00	$10.00	$11.00	$12.50	$15.00	$20.00	$30.00
April 7, 2014	3.4457	3.2486	3.1035	3.0524	3.0333	3.0154	2.9965	2.9860	2.9634	2.9460	2.9269	2.9073	2.9030	2.9030
July 1, 2014	3.4609	3.2675	3.1166	3.0625	3.0422	3.0232	3.0032	2.9920	2.9681	2.9497	2.9296	2.9092	2.9030	2.9030
October 1, 2014	3.4769	3.2894	3.1317	3.0741	3.0524	3.0321	3.0107	2.9987	2.9731	2.9535	2.9323	2.9110	2.9030	2.9030
January 1, 2015	3.4922	3.3128	3.1482	3.0866	3.0633	3.0414	3.0184	3.0055	2.9781	2.9571	2.9347	2.9125	2.9030	2.9030
April 1, 2015	3.5062	3.3376	3.1659	3.0998	3.0746	3.0510	3.0261	3.0122	2.9827	2.9603	2.9365	2.9135	2.9030	2.9030
July 1, 2015	3.5189	3.3647	3.1858	3.1143	3.0869	3.0612	3.0341	3.0190	2.9870	2.9630	2.9378	2.9140	2.9030	2.9030
October 1, 2015	3.5300	3.3943	3.2086	3.1306	3.1005	3.0721	3.0423	3.0257	2.9908	2.9648	2.9381	2.9138	2.9030	2.9030
January 1, 2016	3.5388	3.4265	3.2349	3.1490	3.1155	3.0839	3.0506	3.0321	2.9935	2.9654	2.9372	2.9128	2.9030	2.9030
April 1, 2016	3.5450	3.4607	3.2661	3.1703	3.1323	3.0963	3.0585	3.0377	2.9946	2.9640	2.9344	2.9107	2.9030	2.9030
July 1, 2016	3.5491	3.4963	3.3053	3.1965	3.1521	3.1099	3.0657	3.0415	2.9926	2.9591	2.9290	2.9075	2.9030	2.9030
October 1, 2016	3.5517	3.5302	3.3590	3.2319	3.1773	3.1249	3.0702	3.0408	2.9838	2.9479	2.9195	2.9037	2.9030	2.9030
January 1, 2017	3.5540	3.5520	3.4428	3.2903	3.2149	3.1404	3.0641	3.0252	2.9577	2.9245	2.9066	2.9030	2.9030	2.9030
April 1, 2017	3.5562	3.5562	3.5562	3.5562	3.3333	3.1250	2.9030	2.9030	2.9030	2.9030	2.9030	2.9030	2.9030	2.9030

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the applicable stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight-line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•	if the applicable stock price is in excess of $30.00 per share (subject to adjustment), then the fundamental change early settlement rate will be the minimum settlement rate; or

•	if the applicable stock price is less than $2.00 per share (subject to adjustment), the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.

The maximum number of shares of the Issuer’s common stock deliverable under a Purchase Contract is 3.5562, subject to adjustment.

Repurchase of Amortizing Notes at the Option of the Holder:	If the Issuer elects to settle the Purchase Contracts early, holders of Amortizing Notes (whether as components of Units or separate Amortizing Notes) will have the right to require the Issuer to repurchase their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at an annual rate of 7.75% per annum.

Delivery of Common Stock:	Subject to the assumptions and provisions described in the Preliminary Prospectus Supplement, the following table illustrates that a holder of a Unit or a separate Purchase Contract, as applicable, will receive upon mandatory settlement the following numbers of shares of the Issuer’s common stock at the following assumed constant daily VWAPs:

Assumed Constant Daily VWAP	Number of Shares of Common Stock
$4.00	3.5562
$5.00	3.5562
$6.00	3.5562
$6.50	3.5562
$7.03	3.5562
$7.50	3.3333
$8.00	3.1250
$8.50	2.9412
$8.61	2.9030
$9.00	2.9030
$10.00	2.9030
$15.00	2.9030

As a result, if, for the applicable observation period, the daily VWAP remains constant and is greater than or equal to the Threshold Appreciation Price, the holder would receive only approximately 81.6% of the appreciation in market value of the Issuer’s common stock that the holder would have received had it purchased $25.00 worth of shares of the Issuer’s common stock at the Reference Price instead of a Unit.

The issuer has filed a prospectus supplement and a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, prospectuses may be obtained from: Goldman, Sachs & Co., via telephone: (866) 471-2526, email: prospectus-ny@ny.email.gs.com, or standard mail at Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attn: Prospectus Department.

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